02019660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3-13-02

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SEC FILE NUMBER
8- 23852

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wilshire Associates Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Ocean Avenue, Suite 700
(No. and Street)

Santa Monica, (City) CA (State) 90401-1085 (Zip Code)

RECEIVED MAR 01 2002 143

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

San Slawson (310) 260-6629
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

355 S. Grand Avenue (Address) Los Angeles, (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, San Slawson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilshire Associates Incorporated, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

(no exceptions)

SYLVIA S. WOLF
Commission # 1337199
Notary Public - California
Los Angeles County
My Comm. Expires Jan 31, 2006

Signature

Treasurer

Title

Notary Public

State of California } ss.
County of Los Angeles

Subscribed and sworn to (or affirmed) before me this 22nd day of *February 2002* by *San Slawson*

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report. (Not Applicable)
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

WILSHIRE ASSOCIATES INCORPORATED

(SEC Identification No. 8-23852)

Statement of Financial Condition

(With Independent Auditors' Report Thereon
and Filed in Accordance with Rule 17a-5(e)(3) as a Public Document)

December 31, 2001

WILSHIRE ASSOCIATES INCORPORATED

Table of Contents

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Wilshire Associates Incorporated:

We have audited the accompanying statement of financial condition of Wilshire Associates Incorporated as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wilshire Associates Incorporated as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 18, 2002

WILSHIRE ASSOCIATES INCORPORATED

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	11,626,195
Cash, segregated for the exclusive benefit of customers		300,000
Securities owned, at market value		135,778,788
Investments, at fair value		1,487,235
Deposits with clearing organizations		630,290
Receivables:		
Brokers		27,695,476
Customers (net of allowances of $30,000)		4,591,504
Related company		1,876,226
Others		138,421
Note receivable from related company		165,000
Memberships in exchanges, at cost (market value of $2,225,000)		358,200
Property and equipment (net of accumulated depreciation of $8,938,147		6,553,331
Other assets		1,605,848
	$	192,806,514

Liabilities, Stockholders' Equity, and Subordinated Debt

Liabilities:		
Payables:		
Clearing organizations	$	25,217
Customers		47,010
Related company		105,499
Accounts payable and accrued expenses		6,930,544
Deferred rent expense		31,794
Note payable		110,000,000
		117,140,064
Subordinated debt		35,000,000
Stockholders' equity:		
Common stock, no par value. Authorized 1,000,000,000 shares; issued and outstanding 13,397,814 shares		40,666,450
Retained earnings		—
Total stockholders' equity		40,666,450
Commitments and contingent liabilities		
	$	192,806,514

See accompanying notes to statement of financial condition.

WILSHIRE ASSOCIATES INCORPORATED

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization and Nature of Business

Wilshire Associates Incorporated (the Company) operates as a registered broker/dealer in securities under the Securities Exchange Act of 1934 as a financial advisor and as a registered investment advisor. The Company is a member organization of the New York, American, and Cincinnati Stock Exchanges.

(2) Summary of Significant Accounting Policies

(a) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations result from the Company's normal trading activities. Receivables from brokers include amounts due related to the settlement of open futures transactions. Payables to clearing organizations represent the contract value of securities which have not been delivered on or before the settlement date.

(b) Fair Value of Financial Instruments

All of the Company's financial instruments are carried at fair value, based on publicly reported bid and asked quotations, or amounts approximating fair value. Assets, including cash and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period of maturity. Similarly, liabilities, including subordinated liabilities and certain payables, are carried at amounts approximating fair value.

(c) Property and Equipment

Additions to property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods at rates calculated to amortize cost over the estimated useful lives of the respective assets. Upon sale or retirement of such assets, the related cost and accumulated depreciation are eliminated from the accounts, and gains or losses are reflected in income. Repair and maintenance expenditures not anticipated to extend asset lives are charged to income as incurred.

Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(d) Income Taxes

The Company has elected S Corporation status for federal tax purposes, whereby the Company's taxable income is reported by the Company's stockholders. Where permitted, the Company has elected S Corporation status for state purposes. Nonetheless, the Company is subject to various state and local income and franchise tax jurisdictions. Income taxes consist of state and local income taxes.

(e) Allowance for Doubtful Accounts

Anticipated uncollectible accounts are provided for on the allowance method based on historical experience and management's evaluation of outstanding accounts receivable.

(Continued)

(f) *Concentration of Credit Risk*

The Company maintains cash in several banks in excess of the amount guaranteed by the Federal Deposit Insurance Corporation.

(g) *Credit Risk of Off-Balance Sheet Instruments*

The Company engages in a variety of transactions in off-balance sheet instruments. Such instruments entail credit risk arising from the potential inability of the counterparty to meet the terms of the instrument. In general, the magnitude of the credit risk is approximately equal to the amount of unrealized gain recorded by the Company.

(h) *Use of Estimates*

In preparing the statement of financial condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Property and Equipment

At December 31, 2001, property and equipment consists of the following:

	Carrying value	Accumulated depreciation	Net
Furniture and equipment	$ 8,944,146	(5,647,894)	3,296,252
Leasehold improvements	6,430,469	(3,290,253)	3,140,216
Construction in progress	116,863	—	116,863
Totals	$ 15,491,478	(8,938,147)	6,553,331

(4) Futures Contracts

The Company is a party to futures contracts which involve off-balance sheet risk. These contracts are entered into in the normal course of business and as a means to manage the Company's exposure to market fluctuations. These instruments involve to a varying degree, elements of credit, interest rate, and market risk in excess of the amounts recognized in the statement of financial condition.

Upon entering into a futures contract, the Company is required to deposit either cash or securities in an amount equal to a certain percentage of the contract value. At December 31, 2001, the Company has collateral on deposit with the broker in the amount of $6,966,485. Subsequent payments are made or received based on changes in these contract values and are recorded by the Company as part of gain/loss on investments.

Risks of entering into futures contracts include the possibility that there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

The Company had the following open futures contracts included in amounts receivable from brokers as of December 31, 2001 with related unrealized appreciation of $91,500, which is also included in amounts receivable from brokers in the accompanying statement of financial condition:

Contract type	Number of contracts	Expiring through	Notional amount
Long:			
S&P 500	274	March 2002	$ 78,720,200

(5) Total Return Swaps

The Company has entered into certain total return swap agreements as part of its investment trading strategy. Swaps involve commitments to exchange components of income (generally returns) pegged to the underlying assets based on a notional principal amount. Total return swaps are accounted for using the accrual method. Under this method, the net amount to be received or paid under the swap agreement is accrued through each settlement date of the swap as part of gain/loss on investments. The swap contracts are carried at market value and the unrealized gains or losses on total return swaps open as of December 31, 2001 are included in amounts receivable from brokers. The Company bears the risk of loss of the amount expected to be received under the swap agreement in the event of default or bankruptcy of the counterparty.

The Company had the following open total return swap as of December 31, 2001:

Type	Expiration date	Notional amount	Unrealized loss
Receive floating rate based on one month LIBOR less 0.85% and pay total return on privately managed equity account	January 18, 2002	$ 79,099,520	(533,000)

In connection with the swap agreements, the Company had collateral on deposit with the counterparty in the amount of $21,170,491, which is included in due from brokers, along with the corresponding unrealized loss on the agreement.

(Continued)

(6) Credit Agreements

As of December 31, 2001, the Company had in place the following line of credit:

Issuer	Credit line	Maturity date	Borrowings as of December 31, 2001	Interest rate
Citicorp USA, Inc.	$ 110,000,000	March 30, 2002	$ 110,000,000	3.84%
Comerica Bank – California	10,000,000	October 1, 2003	—	N/A
			$ 110,000,000	

(7) Subordinated Debt

The Company has four subordinated loan agreements with Prudential Insurance Company (Prudential) for $10,000,000, $5,000,000, $10,000,000, and $10,000,000 which bear interest at rates of 8.81%, 10.56%, 10.56%, and 10.56%, respectively, and are scheduled to mature on October 12, 2004, September 5, 2003, September 5, 2005, and September 5, 2006, respectively. The loans are subordinated to claims of general creditors and qualify as allowable subordinated debt included in net capital computations under Rule 15c3-1 of the Securities Exchange Act of 1934. As of December 31, 2001, the Company did not meet its debt covenants in regards to its consolidated fixed charge coverage ratio and consolidated tangible net worth requirement. The Company obtained waivers from the lender for each of these requirements. In the event the Company does not meet its debt covenant requirements in the future, the debt could be deemed current.

(8) Related Party Transactions

The Company has an agreement with a corporation owned by the Company's majority stockholder to sell up to a maximum of $8,000,000 of its accounts receivable without recourse. As collections reduce the receivables sold, additional receivables are sold up to the maximum amount. The Company retains administrative and collection responsibility.

As of December 31, 2001, the Company had recorded investments of $1,472,235 in Wilshire Private Market Funds for which Wilshire Asset Management serves as investment advisor. The investments in these private funds are recorded at cost which approximates fair value.

(9) Note Receivable from Related Company

As of December 31, 2001, the Company had $165,000 in a note receivable from a corporation owned by the Company's majority stockholder. The note bears interest at a rate of 10% and is scheduled to mature in January 2002.

(Continued)

(10) Commitments and Contingencies

Lease Commitments

The Company is obligated under various operating leases for office space and equipment.

Future minimum annual lease payments under these agreements are as follows:

2002	$	3,745,621
2003		4,114,978
2004		4,166,550
2005		4,266,288
2006		4,360,191
Thereafter		27,763,699
Total lease commitments	$	48,417,327

(11) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items and also prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items. At December 31, 2001, the Company had net capital of $37,889,273, which was 120,955% of aggregate debit items, and $37,639,273 in excess of the $250,000 required minimum net capital at that date.

(12) Employee Benefit Plan

The Company maintains the Wilshire Associates Incorporated 401(k) Employee Savings Plan pursuant to Section 401(k) of the Internal Revenue Code covering most of its employees. Participants may contribute a percentage of compensation each year not to exceed the maximum allowed under the Code. Effective January 1, 2002, the Company eliminated its employer-matching contributions in the 401(k) plan.

(13) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

(Continued)

(14) Stockholders' Equity

During 2001, the board of directors authorized the sale of additional shares of the Company's common stock to various employees and directors at market value. Based on the board authorization, 97,725 additional shares of common stock were issued in 2001.

(15) Subsequent Events

In connection with the resignation of certain members of the Company's management and board of directors, the Company has committed to repurchase the shares of certain members in the amount of approximately $5.1 million by March 29, 2002.